Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 20
DATED MARCH 30, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 20 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 14 dated January 25, 2006, Supplement No. 15 dated February 2, 2006, Supplement No. 16 dated February 15, 2006, Supplement No. 17 dated February 27, 2006, Supplement No. 18 dated March 7, 2006 and Supplement No. 19 dated March 24, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 20 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Management

 This section updates and supplements the discussion under the heading "Compensation of Directors and Officers," which appears on page 86 of the prospectus.

Effective as of July 1, 2006, the annual fee paid to our independent directors (other than the chairperson of our audit committee) will increase from $10,000 to $15,000.  In addition, also effective as of July 1, 2006, we will pay the chairperson of our audit committee an annual fee of $20,000.  The amounts of our per meeting fees, as well as our expense reimbursement policy, remain unchanged.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, has identified the following properties as probable acquisitions:

Canfield Plaza; Canfield, Ohio

MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Canfield Plaza containing approximately 100,992 gross leasable square feet.  The center is located at 525 East Main Street in Canfield, Ohio.  This property is located in a primary trade area the center of which is southeast of Youngstown, Ohio and competes with approximately thirty-six other retail centers within this area for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Maple Leaf Expansion, Inc., for approximately $13.8 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Two tenants, Giant Eagle and Dollar Tree, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Giant Eagle	58,449	58	11.25	03/98	06/19

Dollar Tree	10,074	10	6.50	03/02	03/07

Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $140,345.  The real estate taxes payable were calculated by multiplying Canfield Plaza's assessed value by a tax rate of 6.4587%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $10.3 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Canfield Plaza was built in 1961 and substantially renovated in 1999.  As of March 1, 2006, this property was eighty-eight percent (88%) occupied, with a total of approximately 88,744 square feet leased to ten (10) tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
China Hing	1,660	11/06	-	17,184	10.35
Heaven Sent Gift & Cards	3,333	10/06	1/8yr	43,329	13.00
Dollar Tree	10,074	03/07	2/5yr	65,481	6.50
Radio Shack	2,565	01/08	2/3yr	30,780	12.00
Famous Hair	1,500	07/08	1/5yr	27,000	18.00
UPS Store	1,736	09/09	2/5yr	24,304	14.00
Angelia's Pizza	1,905	12/09	1/4yr	26,670	14.00
Advance America	1,471	12/09	1/5yr	19,123	13.00
Farmer's National Bank	6,051	10/14	2/5yr	54,459	9.00
Giant Eagle	58,449	06/19	6/5yr	657,551	11.25

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	2	4,993	60,513	6.27	965,881	12.12
2007	1	10,074	65,481	7.22	906,839	6.50
2008	2	4,065	57,780	6.87	841,358	14.21
2009	3	5,112	71,568	9.06	789,629	14.00
2010	0	-	-	-	718,061	-
2011	0	-	-	-	718,061	-
2012	0	-	-	-	718,061	-
2013	0	-	-	-	718,061	-
2014	1	6,051	60,510	8.43	718,061	10.00
2015	0	-	-	-	657,551	-

The table below sets forth certain information with respect to the occupancy rate at Canfield Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	88%	10.88
2004	88%	10.88
2003	77%	10.68
2002	77%	10.68
2001	67%	11.31

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Shakopee Shopping Center; Shakopee, Minnesota

MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Shakopee Shopping Center containing approximately 103,442 gross leasable square feet.  The center is located at 1698 Vierling Drive in Shakopee, Minnesota.  This property is located in the Minneapolis/St. Paul market and the southwest submarket.  This property competes with at least two nearby retail centers, one of which is anchored by Cub Foods, and possibly others within its market and submarket.

MB REIT anticipates purchasing this property from an unaffiliated third party, Continental 95 Fund, LLC, for a purchase price of approximately $16.0 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Two tenants, Roundy's and Gold's Gym, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Roundy's (Rainbow Foods)	67,470	65	12.95	09/04	12/24

Gold's Gym	35,972	35	11.30	08/05	08/05
			2.96	09/05	03/06
			8.76	04/06	04/11
			9.23	05/11	05/16
			10.17	06/16	06/21

None of the leases at this property expire in any of the next ten years.

Real estate taxes paid in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $277,600.  The real estate taxes paid were calculated by multiplying Shakopee Shopping Center's assessed value by a tax rate of 3.294%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $12 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Shakopee Shopping Center was built in 2000 and retrofitted in 2004.  As of March 1, 2006, this property was one-hundred percent (100%) occupied, with a total of approximately 103,442 square feet leased to two (2) tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Roundy's (Rainbow Foods)	67,470	12/24	4/4yr	873,737	12.95
Gold's Gym	35,972	06/21	2/4yr	262,949	7.31

The Roundy’s lease prohibits the landlord from leasing any space in the center or within a one-mile radius for use as a retail grocery, packaged liquor store or for the sale of any food products.

The table below sets forth certain information with respect to the occupancy rate at Shakopee Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	9.48
2004	65%	12.95

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of March 28, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	30,828,852	308,288,525	32,370,295	275,918,230

	30,848,852	308,488,525	32,370,295	276,118,230

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.